Exhibit 99.1

Perfect World Announces Receipt of its Chairman’s
Preliminary Non-Binding “Going Private” Proposal at $20.00 per ADS

(Beijing China  — January 2, 2015) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter dated December 31, 2014 from its founder and chairman of the Board, Mr. Michael Yufeng Chi, to acquire all of the outstanding shares of Perfect World not currently owned by him in a going private transaction for $20.00 per American Depositary Share (“ADS”) or $4.00 per ordinary share in cash. A copy of the proposal letter is attached hereto as Annex A.

Perfect World’s Board has formed a special committee of independent directors (the “Independent Committee”) consisting of three independent directors, Mr. Daniel Dong Yang, Dr. Bing Xiang and Mr. Han Zhang, to consider this proposal. The Independent Committee intends to retain a financial advisor and legal counsel to assist it in its work. The Board cautions the Company’s shareholders and others considering trading in its securities that the Board just received the preliminary non-binding proposal from Mr. Chi and no decisions have been made by the Independent Committee with respect to Perfect World’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China.  Perfect World primarily develops online games based on proprietary game engines and game development platforms.  Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends.  Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Empire of the Immortals,” “Return of the Condor Heroes,” “Saint Seiya Online,” “Swordsman Online,” “Holy King” and “Legend of the Condor Heroes;” an online casual game: “Hot Dance Party;” and a number of web games and mobile games.  While a majority of the revenues are generated in China, Perfect World operates its games in North America, Europe, Japan, Korea and Southeast Asia through its own subsidiaries.  Perfect World’s games have also been licensed to leading game operators in a number of countries and regions in Asia, Latin America, and the Russian Federation and other Russian speaking territories.  Perfect World intends to continue to explore new and innovative business models and is committed to maximizing shareholder value over time.

Safe Harbor Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. The Company undertakes no ongoing obligation, other than that imposed by law, to update these statements.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang — Vice President, Capital Market & Corporate Communications

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Patty Bruner

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: pbruner@christensenir.com

Jung Chang

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: jchang@christensenir.com

Annex A

Proposal Letter

December 31, 2014

The Board of Directors

Perfect World Co., Ltd.

Perfect World Plaza, Tower 306

86 Beiyuan Road, Chaoyang District

Beijing 100101, People’s Republic of China

Dear Sirs:

I, Michael Yufeng Chi, am pleased to submit this preliminary non-binding proposal to acquire all the outstanding ordinary shares of Perfect World Co., Ltd. (the “Company”) that are not already directly or indirectly beneficially owned by me in a going private transaction (the “Transaction”).

I believe that my proposal provides a very attractive opportunity to the Company’s shareholders. The proposal represents a premium of 25.7% to the Company’s closing price on December 30, 2014.

1.              Buyer. I intend to form a transaction vehicle (“Buyer”) for the purpose of pursuing the Transaction.

2.              Purchase Price. The consideration payable for each American Depositary Share (“ADSs,” each ADS representing five Class B ordinary shares of the Company) of the Company will be $20 in cash, or $4 in cash per ordinary share (in each case other than those ADSs or ordinary shares directly or indirectly held by myself that may be rolled over in the Transaction).

3.              Funding. I intend to finance the Transaction with a combination of debt and equity capital. I expect commitments for the debt financing, subject to the terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are executed.

4.              Due Diligence. I have engaged Orrick, Herrington & Sutcliffe LLP as international legal counsel. I believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Transaction in a timely manner and in parallel with discussions on the definitive agreements.

5.              Definitive Agreements. I am prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Transaction and related transactions. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.              Process. I believe that the Transaction will provide superior value to the Company’s shareholders. I recognize that the Company’s Board of Directors (the “Board”) will evaluate the Transaction independently before it can make its determination to endorse it. Given the involvement of myself in the Transaction, I appreciate that the independent members of the Board will proceed to consider the proposed Transaction and that I will recuse myself from participating in any Board deliberations and decisions related to the Transaction.

In considering my offer, you should be aware that I am interested only in acquiring the outstanding shares of the Company that I do not already own, and that I do not intend to sell my stake in the Company to a third party.

7.              Confidentiality. I will, as required by law, promptly file an amendment to Schedule 13D to disclose this letter. However, I am sure you will agree that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

8.              No Binding Commitment. This letter constitutes only a preliminary indication of my interest, and does not constitute any binding commitment with respect to the Transaction. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, I would like to express my commitment to working together to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact me. Look forward to hearing from you.

Sincerely,

/s/ Michael Yufeng Chi
Michael Yufeng Chi